

January 12, 2024

Avi Goldin
Chief Financial Officer
Genie Energy Ltd.
520 Broad Street,
Newark, New Jersey

   Re: Genie Energy Ltd.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    File No. 001-35327

Dear Avi Goldin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation